

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 2, 2017

Deirdre Stanley
Executive Vice President, General Counsel and Secretary
Thomson Reuters Corporation
333 Bay Street Suite 400
Toronto, Ontario M5H 2R2, Canada

     **Re: Thomson Reuters Corporation
            Form 40-F for Fiscal Year Ended December 31, 2016
            Filed March 9, 2017
            File No. 001-31349**

Dear Ms. Stanley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure